UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of July, 2006
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Material Change Report dated July 19, 2006	3-4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2006	Cameco Corporation
	By:	/s/ “Gary M.S. Chad”
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 — Name and Address of Company
Cameco Corporation (“Cameco”)
2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3
Item 2 — Date of Material Change
      July 18, 2006
Item 3 — News Release
The English version and the French translation version of the press release relating to this material change was distributed and filed by Canadian Corporate News through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on July 18, 2006.
Item 4 — Summary of Material Change
On July 18, 2006 Cameco announced that a pit wall ground movement had occurred at the Kumtor minesite in Kyrgyz Republic, Central Asia. The incident occurred on Thursday, July 13, 2006 and involved a significant portion of the northeast wall. The movement occurred above the higher-grade stock work area which was planned to be mined beginning late this year and continuing into 2007. Preliminary engineering analysis since the event indicates that 2006 production at Kumtor is now anticipated to be about 300,000 ounces. Centerra’s most recent prior outlook projected 410,000 — 420,000 ounces of poured gold in 2006. Work is continuing to further quantify the impact of the wall movement on 2007 production. Cameco owns 53% of Centerra Gold Inc. which owns and operates the Kumtor mine located in the Kyrgyz Republic, Central Asia.
Item 5 — Full Description of Material Change
On July 18, 2006 Cameco announced that a pit wall ground movement had occurred at the Kumtor minesite in Kyrgyz Republic, Central Asia. Cameco owns 53% of Centerra Gold Inc. which owns and operates the Kumtor mine located in the Kyrgyz Republic, Central Asia. Preliminary engineering analysis since the event indicates that 2006 production at Kumtor is now anticipated to be about 300,000 ounces. Centerra’s most recent prior outlook projected 410,000 — 420,000 ounces of poured gold in 2006. Work is continuing to further quantify the impact of the wall movement on 2007 production.

The incident occurred on Thursday, July 13, 2006 and involved a significant portion of the northeast wall. The movement occurred above the higher-grade stock work area which was planned to be mined beginning late this year and continuing into 2007. Kumtor’s extensive slope monitoring system was effective, enabling advance evacuation of the mining area and there were no injuries although a diamond drill was covered by rock. While the stock work area was not covered by the rock, due to safety concerns a new mining sequence is necessary which will defer production from this planned area.
Normal operations continue in the south end of the pit as does the milling of low-grade stock piles.
Opportunities to accelerate equipment deliveries are also being pursued. Gold reserves are not expected to be affected as a result of the rock slide as the wall movement lies entirely within the ultimate pit design.
Item 6 — Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.
      Not applicable.
Item 7 — Omitted Information
      Not applicable.
Item 8 — Executive Officer
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary
Cameco Corporation
(306) 956-6303
Item 9 — Date of Report
      July 19, 2006

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